Exhibit 21.1

Name of Subsidiary	State or Jurisdiction of Incorporation of Organization
Corsair Memory, Inc.	Delaware
Corsair Components, Inc.	Delaware
Scuf Holdings Inc.	Delaware
Scuf Gaming, Inc.	Delaware
Scuf Gaming International LLC	Delaware
Corsair Holdings (Lux) S.a.r.l.	Luxembourg
Corsair Acquisition (Lux) S.a.r.l	Luxembourg
Corsair Holdings (Hong Kong) Limited	Hong Kong
Corsair (Shenzhen) Trading Company Ltd.	China
Corsair Memory B.V.	Netherlands
Corsair (Hong Kong) Limited	Hong Kong